                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
                 TO RULES 13d-1(a) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(a)

                               (Amendment No. 3)(1)

                             TREMONT ADVISERS, INC.
                                (Name of Issuer)

                              CLASS B COMMON STOCK
                         (TITLE OF CLASS OF SECURITIES)

                                    894729201
                                 (CUSIP NUMBER)

                               ROBERT I. SCHULMAN
                           C/O TREMONT ADVISERS, INC.
                                555 FREMD AVENUE
                               RYE, NEW YORK 10580
 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICE AND
                                COMMUNICATIONS)

                               - with copies to -

                             STEPHEN ROSENBERG, ESQ.
                    TANNENBAUM HELPERN SYRACUSE & HIRSCHTRITT
                          900 THIRD AVENUE - 13TH FLOOR
                            NEW YORK, NEW YORK 10022
                                 (212) 508-6700

                                  JULY 10, 2001
             (Date of Event Which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check
     the following box.   [ ]

          Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.


     (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                Page 1 of 7 Pages

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CUSIP No.    894729201                                         Page 2 of 7 Pages

--------------------------------------------------------------------------------
1.        NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

          ROBERT I. SCHULMAN
--------------------------------------------------------------------------------
2.        CHECK THE APPROPRIATE BOX IF A  GROUP*                    (a)   [ ]
                                                                    (b)   [ ]
          INAPPLICABLE
--------------------------------------------------------------------------------
3.        SEC USE ONLY
--------------------------------------------------------------------------------
4.        SOURCES OF FUNDS

          PF
--------------------------------------------------------------------------------
5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) OR 2(e)                                               [ ]
--------------------------------------------------------------------------------
6.        CITIZENSHIP OR PLACE OF ORGANIZATION

          UNITED STATES
                 ---------------------------------------------------------------
    NUMBER OF       7.    SOLE VOTING POWER          0
      SHARES     ---------------------------------------------------------------
   BENEFICIALLY     8.    SHARED VOTING POWER        508,450 (SEE ITEMS 5 AND 6)
     OWNED BY    ---------------------------------------------------------------
       EACH         9.    SOLE DISPOSITIVE POWER     0
    REPORTING    ---------------------------------------------------------------
   PERSON WITH      10.   SHARED DISPOSITIVE POWER    533,944(SEE ITEMS 5 AND 6)
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                     508,450 (SEE ITEMS 5 AND 6)
--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *
                            INAPPLICABLE                                   [ ]
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11     10.04%
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON*

         IN
--------------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!
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CUSIP No.    894729201                                         Page 3 of 7 Pages


ITEM 1  SECURITY AND ISSUER

         Title of Class of Securities

                  Class B common stock $.01 par value per share (the "Shares")

         Name and Address of Issuer

                  Tremont Advisers, Inc. (the "Company" or the "Issuer") 555 Theodore Fremd Avenue
                  Rye, New York  10580

ITEM 2  IDENTITY AND BACKGROUND

          (a)  Robert I. Schulman ("Mr. Schulman" or the "Reporting Person")

          (b) c/o Tremont Advisers, Inc. 555 Theodore Fremd Avenue Rye, New York 10580

          (c) Mr. Schulman is the President and Co-Chief Operating Officer and a director of the Issuer whose address is set forth in Item 1 above.

          (d) During the past five years Mr. Schulman has not been convicted in a criminal proceeding.

          (e) During the past five years Mr. Schulman has not been a party to a civil proceeding as a result of which he is subject to a judgment, decree or final order enjoining him from or mandating activities subject to federal or state securities laws, or finding him in violation of such laws.

          (f)  United States.

ITEM 3  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

               Of the 533,944 Shares owned by Mr. Schulman,:

               - 460,013 were acquired by Mr. Schulman upon his exercise of stock options using personal funds.

               -    13,208 Shares are owned by the Tremont Advisers, Inc.
                    Savings Plan (the "Plan"). The Shares were purchased at the direction of Mr. Schulman using Mr. Schulman's contributions to the Plan. Mr. Schulman has investment discretion over these Shares but does not have voting power over these Shares.
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CUSIP No.    894729201                                         Page 4 of 7 Pages



               - 48,437 Shares are subject to currently exercisable stock options granted to Mr. Schulman by the Company. Mr. Schulman also owns options to purchase an additional 15,625 Shares but these options are not exercisable within sixty days after the date hereof.

               - 3,068 Shares are issuable upon conversion of the Company's Class A Common Stock on a one to one basis. These shares of Class A Common Stock are owned are owned by the Plan. The Shares were purchased at the direction of Mr. Schulman using Mr. Schulman's contributions to the Plan. Mr. Schulman has investment discretion over these Shares but does not have voting power over these Shares.

               - The balance, 9,218 Shares, are issuable upon conversion of the Company's Class A Common Stock on a one to one basis. These shares of Class A Common Stock are owned by the Plan and were purchased at the direction of the Plan's trustees using employer contributions to the Plan. Mr. Schulman was granted investment discretion over these Shares as of December 31, 2000

ITEM 4  PURPOSE OF TRANSACTION

                    Mr. Schulman is the President and Co-Chief Operating Officer and a director of the Issuer and acquired his Shares as an investment in the Issuer. He is eligible to be granted options to purchase additional shares of the Issuer's Class B Common Stock under its 1998 Stock Option Plan.

                  On July 10, 2001, Oppenheimer Acquisition Corp., a Delaware corporation ("Oppenheimer"), entered into an Agreement and Plan of Merger with the Issuer and Joshua Acquisition Corp., a wholly owned subsidiary of Oppenheimer ("Joshua"), as described in Item 6. In connection therewith, Oppenheimer and Joshua entered into a Stockholders Agreement, dated as of July 10, 2001 (the "Stockholders Agreement"), with various shareholders of the Issuer (the "Tremont Stockholders"), including the Reporting Person, as described in
Item 6.

                  The information set forth in Item 6 of this statement is hereby incorporated herein by reference.

                    Other than as described above, Mr. Schulman does not have any plans or proposals which would result in any of the following:

          (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

          (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
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CUSIP No.    894729201                                         Page 5 of 7 Pages


          (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

          (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any vacancies on the board;

          (e) any material change in the present capitalization or dividend policy of the Issuer;

          (f) any other material change in the Issuer's business or corporate structure;

          (g) changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

          (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association;

          (i) causing a class of securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

          (j)  any action similar to any of those enumerated above.

ITEM 5  INTEREST IN SECURITIES OF THE ISSUER

          (a) The responses of the Reporting Persons to rows (11) through (13) of the cover pages of this Schedule 13D are incorporated herein by reference. As of the date of this Schedule 13-D, Mr. Schulman owns 533,944 shares of the Issuer's Class B Common Stock, representing approximately 10.04% of the Issuer's Class B Common Stock outstanding at the close of business on May 1, 2001 (based upon information obtained from the Issuer's Proxy Statement filed on May 4, 2001). 48,437 of such shares are subject to options exercisable within 60 days after the date of this Schedule 13D. As a result of the Stockholders Agreement, Oppenheimer may be deemed to beneficially own the shares of Class B Common Stock owned by the Reporting Person.

          (b)  The responses of the Reporting Persons to rows (7) through (10)
               of the cover pages of this Schedule 13D and Item 5(a) hereof are incorporated herein by reference. Mr. Schulman does not having power over 25,494 of the shares described in Item 5(a) hereof which are owned of record by the Tremont Advisers,
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CUSIP No.    894729201                                         Page 6 of 7 Pages


               Inc. Savings Plan. Oppenheimer has shared power to vote or to direct the vote and shared power to dispose or to direct the disposition of the 508,450 shares of Class B Common Stock currently held by the Reporting Person described in Item 5(a) hereof.

          (c) Except as disclosed in Item 6 hereof, the Reporting Person, has not effected any transaction in the Class B Common Stock of the Issuer during the past 60 days.

          (d)  Inapplicable.

          (e)  Inapplicable.

ITEM 6 CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

                  On July 10, 2001, Oppenheimer, the Issuer and Joshua entered into an Agreement and Plan of Merger (the "Merger Agreement") providing for, subject to the terms and conditions set forth in the Merger Agreement, the merger of Joshua with and into the Issuer, with the Issuer to be the surviving corporation in the merger. As a result of the merger, the Issuer will become a wholly owned direct subsidiary of Oppenheimer. Consummation of the merger is subject to approval by the stockholders of the Issuer, the expiration of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and certain other closing conditions.

                  As an inducement and a condition to Oppenheimer entering into the Merger Agreement, the Tremont Stockholders entered into the Stockholders Agreement with Oppenheimer and Joshua. Pursuant to the Stockholders Agreement, the Tremont Stockholders have granted Oppenheimer an irrevocable option (the "Option") to purchase any or all shares of the Issuer's Class A Common Stock and Class B Common Stock owned or subsequently acquired by the Tremont Stockholders (collectively, the "Subject Shares") at an exercise price of $19 per share. If the Merger Agreement is terminated under certain specified circumstances, the Option may be exercised by Oppenheimer, in whole or in part, at any time and from time to time for twelve months after such termination. If the Option is exercised, Oppenheimer has agreed to pay for the Shares by wire transfer of immediately available funds.

                  The Tremont Stockholders have also agreed, and granted Oppenheimer and two of its officers their irrevocable proxy, among other things, to vote the Subject Shares in favor of the approval and adoption of the merger and the Merger Agreement. Each holder of Class A Common Stock is entitled to four votes for each share held of record, while each holder of the Class B
Common Stock is entitled to one vote for each share held of record. Based on the number of shares of the Issuer's Class A Common Stock and Class B Common Stock outstanding as of the close of business on May 1, 2001 (as reported in the Issuer's Proxy
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CUSIP No.    894729201                                         Page 7 of 7 Pages


  Statement filed on May 4, 2001), the Subject Shares represent approximately 37.2% of the vote required to approve and adopt the merger and the Merger Agreement.

                  The Stockholders Agreement provides that during the term of the Stockholders Agreement and except as otherwise contemplated by the Merger Agreement, the Tremont Stockholders will not, among other things, directly or indirectly: (i) offer for sale, sell, transfer, tender, pledge, encumber, assign or otherwise dispose of, or enter into any contract, option or other arrangement or understanding with respect to or consent to the offer for sale, sale, transfer, tender, pledge, encumbrance, assignment or other disposition of, any or all of the Subject Shares or any interest therein; (ii) except as contemplated by the Stockholders Agreement, grant any proxies or powers of attorney, deposit any Subject Shares into a voting trust or enter into or amend a voting agreement with respect to any Subject Shares; (iii) exercise any right to require the Issuer to register any of the Subject Shares under the Securities Laws; or (iv) take any action that would make any representation or warranty of the Tremont Stockholders contained in the Stockholders Agreement untrue or incorrect or would result in a breach by the Tremont Stockholders of their obligations thereunder. In addition, the Tremont Stockholders have agreed not to take certain actions with respect to solicitation of offers to acquire the Issuer or a portion of its business.

                  The summary contained in this statement of certain provisions of the Stockholders Agreement and the Merger Agreement is qualified in its entirety by reference to the Stockholders Agreement and the Merger Agreement attached as Exhibits 1 and 2 hereto, respectively, and incorporated herein by reference.

ITEM 7  MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1 Stockholders Agreement, dated as of July 10, 2001, among Oppenheimer Acquisition Corp., Joshua Acquisition Corp. and the Stockholders signatories thereto.

Exhibit 2 Agreement and Plan of Merger, dated as of July 10, 2001, among Oppenheimer Acquisition Corp., Joshua Acquisition Corp. and Tremont Advisers, Inc.

SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                    August 15, 2001
                                        ---------------------------------------
                                                        (Dated)

                                                /s/ Robert I. Schulman
                                        ---------------------------------------
                                                      (Signature)


                                                 Co-Chief Executive Officer
                                        ---------------------------------------
                                                         (Title)